SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ---------------------------------------


                                    FORM 11-K



(Mark One)

     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

     |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

Commission File Number 1-8323

             -----------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     CIGNA Corporation
     Savings and Investment Plus Plan
     Two Liberty Place, 17th Floor
     1601 Chestnut Street
     P.O. Box 7716
     Philadelphia, PA  19192

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     CIGNA Corporation
     One Liberty Place
     1650 Market Street
     Philadelphia, PA  19192

                              Required Information

Financial statements and schedules for CIGNA Corporation's Savings and Investment Plus Plan, prepared in accordance with the financial reporting requirements of Employee Retirement Income Security Act of 1974, appear on pages 11-K-3 through 11-K-19 of this Annual Report on Form 11-K.

















                                                                          11-K-2

                           SAVINGS AND INVESTMENT PLUS
                                      PLAN

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 1997 and 1996
















                                                                          11-K-3

                        SAVINGS AND INVESTMENT PLUS PLAN

                                TABLE OF CONTENTS

                                                                            Page

Report of Independent Accountants                                             1

Financial Statements

     Statements of Net Assets Available for Benefits                          2

     Statements of Changes in Net Assets Available for Benefits               3

     Notes to Financial Statements                                            4


Supplemental Schedules

     Schedule of Assets Held for Investment Purposes                         13

     Schedule of Reportable Transactions                                     14

     Schedule of Loans in Default                                            15






                                                                          11-K-4

                        REPORT OF INDEPENDENT ACCOUNTANTS



         To the Board of Directors of CIGNA Corporation and the Participants and Administrator of the Savings and Investment Plus Plan

         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plus Plan (the
         Plan) at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are not required as part of the basic financial statements but represent additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




         /s/ Price Waterhouse LLP
         Philadelphia, Pennsylvania
         June 12, 1998

                                                                          11-K-5

                        SAVINGS AND INVESTMENT PLUS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                          As of
                                                                       December 31,
                                                                  1997                1996
                                                                 ------              ------
                                                                      (In thousands)
Assets

Investments, at fair value

     Fixed Income Fund                                       $   886,053         $   891,281

     CIGNA Stock Fund                                            162,070             113,215

     Pooled separate accounts of Connecticut
     General Life Insurance Company:

         Fidelity Advisor Growth Opportunities Fund              300,218             227,302

         Stock Market Index Fund                                 144,841              84,101

         Founders Growth Fund                                     44,028              13,362

         International Equity Fund                                29,733              30,114

         Warburg Pincus Advisor Emerging Growth Fund              28,040               9,235

         INVESCO Total Return Fund                                28,036              22,967

         INVESCO Industrial Income Fund                               --               8,666

     Participant Loans                                            50,648              45,221
                                                             -----------         -----------

Net assets available for benefits                            $ 1,673,667         $ 1,445,464
                                                             ===========         ===========


   The Notes to Financial Statements are an integral part of these statements.

                                             -2-                                      11-K-6

                        SAVINGS AND INVESTMENT PLUS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                  For the Years Ended
                                                                      December 31,
                                                               1997                  1996
                                                              ------                ------
                                                                     (In thousands)
Investment income

    Interest and dividends                                 $    64,915           $    64,426

    Net appreciation in fair value of CIGNA stock               29,912                27,248

    Net investment gain from separate accounts                 112,262                54,882
                                                           -----------           -----------

       Total investment income                                 207,089               146,556
                                                           -----------           -----------

Contributions

    Employees' contributions                                    76,321                71,741

    Employer's contributions                                    28,609                28,882

    Rollover contributions                                       6,458                 4,461
                                                           -----------           -----------

        Total contributions                                    111,388               105,084
                                                           -----------           -----------

Benefits paid                                                  (90,274)              (77,382)
                                                           -----------           -----------

Transfers to other plans                                            --               (40,972)
                                                           -----------           -----------

Net increase                                                   228,203               133,286

Net assets available for benefits
    Beginning of year                                        1,445,464             1,312,178
                                                           -----------           -----------

    End of year                                            $ 1,673,667           $ 1,445,464
                                                           ===========           ===========

   The Notes to Financial Statements are an integral part of these statements.

                                             -3-                                      11-K-7

                        SAVINGS AND INVESTMENT PLUS PLAN

                         NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries who have completed at least one year of service are eligible to participate in the Savings and Investment Plus Plan (the Plan), a defined contribution plan. The following description of the Plan provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the Summary Plan Description and Prospectus.

Contributions
-------------

The Plan permits tax-deferred contributions to a maximum of 16% of a participant's eligible earnings. Eligible earnings were limited to $160,000 and $150,000 in 1997 and 1996, respectively. Tax-deferred contributions are accomplished by means of an employee's election, pursuant to Section 401(k) of the Internal Revenue Code (IRC), to have an amount withheld by the employer from the employee's compensation, and for the employer to remit to the employee's plan account an amount equal to such withholding. Tax-deferred contributions are also referred to herein as "employee contributions." Under the IRC, tax-deferred contributions were limited to $9,500 in 1997 and 1996. To comply with anti-discrimination provisions, tax-deferred contributions for highly compensated employees were limited to 7% and 6% of eligible earnings in 1997 and 1996, respectively. CIGNA companies made matching contributions in an amount equal to 50% of the first 6% of eligible earnings contributed by participants. These matching contributions are referred to herein as "employer contributions."

Beginning with the 1998 plan year, CIGNA may provide an additional matching contribution. This additional matching contribution would be made at CIGNA's discretion after the close of the plan year, based on an assessment of CIGNA's performance for the plan year. Each contribution would range from zero to two percent of a participant's eligible earnings and would be invested in the CIGNA Stock Fund.

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other employer-sponsored, tax qualified pension or profit sharing plans. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Vesting
-------

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of vesting service if they have 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan. Employer contributions and related investment earnings are fully vested upon an employee's attainment of age 65, death or total and permanent disability.

                                      -4-                                 11-K-8

                        SAVINGS AND INVESTMENT PLUS PLAN

                         NOTES TO FINANCIAL STATEMENTS

Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated. Upon termination of a participant's employment, that portion of employer contributions and related investment earnings which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions. Forfeitures of approximately $605,000 and $100,000 were used to reduce employer contributions in 1997 and 1996, respectively.

Loans
-----

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at an annual rate of interest with a specified repayment period. The minimum amount that can be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant's vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months, or up to 120 months if the loan is used to buy or build a participant's primary residence. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant's account balance. Generally, loan repayments are made by payroll deduction. Both the interest and principal portions of every repayment are allocated to the participant account according to the investment election in effect at the time of the repayment. The interest portion of every repayment is added to the participant's account balance as earnings. If a default occurs, the amount of the outstanding loan balance is treated as a distribution to the participant. The defaulting participant is subject to immediate taxation on the taxable portion of the defaulted amount, including a possible 10% penalty tax. As soon as permitted by law, the loan account balance is reduced to zero and the participant's account balance is reduced by the amount of the defaulted loan.

Payment of Benefits
-------------------

Participants may withdraw funds subject to the requirements of the Plan, and such withdrawals may be subject to immediate taxation and a possible 10% penalty tax.

On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance, monthly installments for up to 30 years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in CIGNA common stock.

Transfers to Other Plans
------------------------

In accordance with agreements related to the disposition of certain operations of CIGNA, the account balances of certain participants were transferred during 1996 to plans maintained by the acquirers of these operations.

                                      -5-                                 11-K-9

                        SAVINGS AND INVESTMENT PLUS PLAN

                         NOTES TO FINANCIAL STATEMENTS

Investments
-----------

Plan participants may elect to invest in any combination of several funds, and are permitted to transfer assets, subject to certain restrictions, among the funds. Some of the funds are pooled with investments made by other benefit plans or investors in separate accounts.

Fixed Income Fund - Contributions to this investment option are invested in a
-----------------
group fixed annuity contract issued by Connecticut General Life Insurance Company (CGLIC), a CIGNA subsidiary. CGLIC guarantees the principal and accumulated interest of all monies deposited. An annual rate of interest is declared in advance and subject to change.

CIGNA Stock Fund - Contributions to this investment option are invested in
----------------
shares of CIGNA common stock. Such shares presently are purchased on the open market but may be acquired directly from CIGNA. From time to time, a portion of CIGNA Stock Fund assets may be invested in short-term investments.

Fidelity Advisor Growth Opportunities Fund - Contributions to this investment
------------------------------------------
option are invested in Separate Account 55A (SA-55A) of CGLIC. All the assets of this pooled account are invested in Class T shares of the Fidelity Advisor Growth Opportunities Fund, a mutual fund. The fund's objective is long-term capital growth. The fund's portfolio consists primarily of common stocks or securities convertible into common stocks.

Stock Market Index Fund - Contributions to this investment option are invested
-----------------------
in Separate Account B (SA-B) of CGLIC, a pooled common stock fund. The fund's objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

Founders Growth Fund - Contributions to this investment option began November
--------------------
15, 1996, and are invested in Separate Account 55JR (SA-55JR) of CGLIC. All the assets of this pooled account are invested in the Founders Growth Fund, a mutual fund. The fund's objective is long-term capital growth. The fund's portfolio consists primarily of common stocks of high-quality growth companies.

International Equity Fund - Contributions to this investment option are invested
-------------------------
in Separate Account I (SA-I) of CGLIC, a pooled common stock fund. The fund's objective is to invest primarily in stocks of a diversified group of non-U.S. companies that have the potential to provide superior returns.

Warburg Pincus Advisor Emerging Growth Fund - Contributions to this investment
-------------------------------------------
option began November 15, 1996, and are invested in Separate Account 55G (SA-55G) of CGLIC. All the assets of this pooled account are invested in the Warburg Pincus Advisor Emerging Growth Fund, a mutual fund. The fund's objective is maximum capital appreciation. The fund's portfolio consists primarily of common stocks or warrants of small to medium-sized domestic companies with emerging or renewed growth potential.

                                      -6-                                11-K-10

                        SAVINGS AND INVESTMENT PLUS PLAN

                         NOTES TO FINANCIAL STATEMENTS

INVESCO Total Return Fund - Contributions to this investment option are invested
-------------------------
in Separate Account 55K (SA-55K) of CGLIC. All the assets of this pooled account are invested in the INVESCO Total Return Fund, a mutual fund. The fund's objective is to provide a high return on investment through both capital appreciation and current income. The fund's portfolio consists of equity securities (common stocks and, to a lesser extent, securities convertible into common stocks) and fixed income securities (primarily obligations of the U.S. government and government-backed agencies). This investment option was eliminated from the Plan on February 27, 1998. Any balances in the fund on this date were transferred into the Fixed Income Fund.

INVESCO Industrial Income Fund - This investment option was eliminated from the
------------------------------
Plan on January 31, 1997. Any balances in the fund on this date were transferred into the CIGNA Stock Market Index Fund. Contributions to this investment option had been invested in Separate Account 55J (SA-55J) of CGLIC. All the assets of this pooled account are invested in the INVESCO Industrial Income Fund, a mutual fund.

New Investment Options - Effective January 1, 1998, the Plan added three new
----------------------
investment options.

     o    Templeton Foreign Fund - Contributions to this investment option will
          ----------------------
          be invested in Separate Account 55HS of CGLIC. All the assets of this pooled account are invested in Class I shares of the Templeton Foreign Fund, a mutual fund, whose objective is long-term capital growth.

     o    Barclays Equity Market Index Fund - Contributions to this investment
          ---------------------------------
          option will be invested in Separate Account BGI of CGLIC. All the assets of this pooled account are invested in the Barclays Daily Extended Equity Market Fund, a commingled trust fund, whose objective is to approximate the performance of the Barclays Extended Market Index.

     o    State Street Global Advisors EAFE Index Fund - Contributions to this
          --------------------------------------------
          investment option will be invested in Separate Account 55A1 of CGLIC. All the assets of this pooled account are invested in the State Street Global Advisors EAFE Index Fund, a commingled trust fund, whose objective is to match the total return of the Morgan Stanley Capital International Europe, Australia and Far East (EAFE) Index.

Plan Termination
----------------

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue contributions or terminate the Plan in whole or in part at any time. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and its related regulations.

                                      -7-                                11-K-11

                        SAVINGS AND INVESTMENT PLUS PLAN

                         NOTES TO FINANCIAL STATEMENTS

Plan Trustee
------------

Mellon Bank (East) N.A., Philadelphia, Pennsylvania is the Trustee for the Plan.

Note 2 - Significant Accounting Policies

Basis of Presentation
---------------------

The financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Valuation of Investments
------------------------

Plan investments are reported at fair value. The fair value of the Fixed Income Fund is equivalent to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon quoted market price. Fair value of CGLIC's separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account. Net investment gain from separate accounts results from the increase in net unit value.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Plan Expenses
-------------

The investment results of all funds except the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers' commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants' accounts and have been reflected as a reduction of the CIGNA Stock Fund's investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

                                      -8-                                11-K-12

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments

An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1997 is presented below.

                                                                  Fidelity
                                                                   Advisor
                                                                   Growth                    Founders
                                       Fixed         CIGNA      Opportunities  Stock Market   Growth      International
   Year Ended December 31, 1997     Income Fund   Stock Fund        Fund        Index Fund     Fund        Equity Fund
----------------------------------  -----------   ----------    -------------  ------------  --------     -------------
(In thousands)
Investment income
  Interest and dividends            $    58,541   $     2,926   $        --   $        --   $        --   $        --
  Net appreciation in fair value
       of CIGNA stock                        --        29,912            --            --            --            --
  Net investment gain (loss) from
       separate accounts                     --            --        65,617        32,244         5,585          (872)
                                    -----------   -----------   -----------   -----------   -----------   -----------

      Total investment income            58,541        32,838        65,617        32,244         5,585          (872)
                                    -----------   -----------   -----------   -----------   -----------   -----------

Contributions
  Employees' contributions               30,285         9,214        17,699         8,345         3,306         2,977
  Employer's contributions               11,418         3,489         6,660         3,083         1,176         1,134
  Rollover contributions                  1,715           754         1,077           894           839           190
                                    -----------   -----------   -----------   -----------   -----------   -----------

      Total contributions                43,418        13,457        25,436        12,322         5,321         4,301
                                    -----------   -----------   -----------   -----------   -----------   -----------

Loan principal repayments                11,372         2,569         4,316         1,797           770           604

Loan interest received - allocated        1,755           398           667           270           105           104

Loans issued                            (18,026)       (2,829)       (4,637)       (1,902)         (613)         (600)

Benefits paid                           (59,311)       (6,776)      (12,732)       (5,344)         (809)       (1,225)

Interfund transfers                     (42,977)        9,198        (5,751)       21,353        20,307        (2,693)
                                    -----------   -----------   -----------   -----------   -----------   -----------

Net increase (decrease)                  (5,228)       48,855        72,916        60,740        30,666          (381)

Net assets available for benefits
    Beginning of year                   891,281       113,215       227,302        84,101        13,362        30,114
                                    -----------   -----------   -----------   -----------   -----------   -----------

    End of year                     $   886,053   $   162,070   $   300,218   $   144,841   $    44,028   $    29,733
                                    ===========   ===========   ===========   ===========   ===========   ===========

                                     Warburg
                                      Pincus
                                      Advisor      INVESCO        INVESCO
                                     Emerging       Total        Industrial    Participant
   Year Ended December 31, 1997     Growth Fund  Return Fund    Income Fund       Loans         Total
----------------------------------  -----------  -----------    -----------    -----------      -----
(In thousands)

Investment income
  Interest and dividends            $        --   $        --   $        --   $     3,448   $    64,915
  Net appreciation in fair value
       of CIGNA stock                        --            --            --            --        29,912
  Net investment gain (loss) from
       separate accounts                  3,277         6,138           273            --       112,262
                                    -----------   -----------   -----------   -----------   -----------

      Total investment income             3,277         6,138           273         3,448       207,089
                                    -----------   -----------   -----------   -----------   -----------

Contributions
  Employees' contributions                2,250         2,180            65            --        76,321
  Employer's contributions                  821           802            26            --        28,609
  Rollover contributions                    584           401             4            --         6,458
                                    -----------   -----------   -----------   -----------   -----------

      Total contributions                 3,655         3,383            95            --       111,388
                                    -----------   -----------   -----------   -----------   -----------

Loan principal repayments                   546           452            10       (22,436)           --

Loan interest received - allocated           74            73             2        (3,448)           --

Loans issued                               (372)         (485)          (12)       29,476            --

Benefits paid                            (1,003)       (1,429)          (32)       (1,613)      (90,274)

Interfund transfers                      12,628        (3,063)       (9,002)           --            --
                                    -----------   -----------   -----------   -----------   -----------

Net increase (decrease)                  18,805         5,069        (8,666)        5,427       228,203

Net assets available for benefits
    Beginning of year                     9,235        22,967         8,666        45,221     1,445,464
                                    -----------   -----------   -----------   -----------   -----------

    End of year                     $    28,040   $    28,036   $        --   $    50,648   $ 1,673,667
                                    ===========   ===========   ===========   ===========   ===========

                                                  -9-                                           11-K-13

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1996 is presented below.

                                                                               Fidelity
                                                                                Advisor
                                                                                Growth                     Founders
                                                   Fixed         CIGNA      Opportunities  Stock Market     Growth     International
 Year Ended December 31, 1996                   Income Fund    Stock Fund        Fund       Index Fund       Fund       Equity Fund
---------------------------------------------   -----------    ----------   -------------  ------------    --------    -------------
(In thousands)

Investment income
  Interest and dividends                         $    58,907   $     2,610   $        --   $        --   $        --   $        --
  Net appreciation in fair value of CIGNA stock           --        27,248            --            --            --            --
  Net investment gain (loss) from
       separate accounts                                  --            --        34,381        13,433          (213)        1,785
                                                 -----------   -----------   -----------   -----------   -----------   -----------

      Total investment income                         58,907        29,858        34,381        13,433          (213)        1,785
                                                 -----------   -----------   -----------   -----------   -----------   -----------

Contributions
  Employees' contributions                            34,990         6,814        17,605         5,265           117         2,908
  Employer's contributions                            14,415         2,712         6,966         2,040            43         1,148
  Rollover contributions                               1,358           710         1,189           564            35           197
                                                 -----------   -----------   -----------   -----------   -----------   -----------

      Total contributions                             50,763        10,236        25,760         7,869           195         4,253
                                                 -----------   -----------   -----------   -----------   -----------   -----------

Loan principal repayments                             11,233         1,598         3,589           952            30           596

Loan interest received - allocated                     1,717           264           563           151             5            97

Loans issued                                         (19,073)       (1,908)       (3,670)         (996)           (7)         (512)

Benefits paid                                        (55,883)       (5,184)       (9,158)       (2,611)           (6)       (1,037)

Transfers to other plans                             (27,419)       (1,673)       (6,684)       (1,543)           --          (581)

Interfund transfers                                  (31,132)       (1,368)       (5,872)       17,531        13,358         6,366
                                                 -----------   -----------   -----------   -----------   -----------   -----------

Net increase (decrease)                              (10,887)       31,823        38,909        34,786        13,362        10,967

Net assets available for benefits
    Beginning of year                                902,168        81,392       188,393        49,315            --        19,147
                                                 -----------   -----------   -----------   -----------   -----------   -----------

    End of year                                  $   891,281   $   113,215   $   227,302   $    84,101   $    13,362   $    30,114
                                                 ===========   ===========   ===========   ===========   ===========   ===========

                                                  Warburg
                                                  Pincus
                                                  Advisor      INVESCO        INVESCO
                                                 Emerging       Total        Industrial    Participant
 Year Ended December 31, 1996                   Growth Fund   Return Fund    Income Fund      Loans          Total
---------------------------------------------   -----------   -----------   ------------   -----------       -----
(In thousands)

Investment income
  Interest and dividends                         $        --   $        --   $        --   $     2,909   $    64,426
  Net appreciation in fair value of CIGNA stock           --            --            --            --        27,248
  Net investment gain (loss) from
       separate accounts                                 147         2,510         2,839            --        54,882
                                                 -----------   -----------   -----------   -----------   -----------

      Total investment income                            147         2,510         2,839         2,909       146,556
                                                 -----------   -----------   -----------   -----------   -----------

Contributions
  Employees' contributions                                89         1,976         1,977            --        71,741
  Employer's contributions                                33           764           761            --        28,882
  Rollover contributions                                  13           202           193            --         4,461
                                                 -----------   -----------   -----------   -----------   -----------

      Total contributions                                135         2,942         2,931            --       105,084
                                                 -----------   -----------   -----------   -----------   -----------

Loan principal repayments                                 28           367           335       (18,728)           --

Loan interest received - allocated                         3            60            49        (2,909)           --

Loans issued                                              (1)         (334)         (305)       26,806            --

Benefits paid                                             (5)         (926)         (559)       (2,013)      (77,382)

Transfers to other plans                                  --          (455)         (323)       (2,294)      (40,972)

Interfund transfers                                    8,928         2,663       (10,474)           --            --
                                                 -----------   -----------   -----------   -----------   -----------

Net increase (decrease)                                9,235         6,827        (5,507)        3,771       133,286

Net assets available for benefits
    Beginning of year                                     --        16,140        14,173        41,450     1,312,178
                                                 -----------   -----------   -----------   -----------   -----------

    End of year                                  $     9,235   $    22,967   $     8,666   $    45,221   $ 1,445,464
                                                 ===========   ===========   ===========   ===========   ===========

                                                        -10-                                                 11-K-14

                        SAVINGS AND INVESTMENT PLUS PLAN

                         NOTES TO FINANCIAL STATEMENTS

Note 4 - Tax Status

A favorable determination letter was received from the Internal Revenue Service
(IRS) for the Plan and all Plan amendments through December 31, 1994, indicating that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 - Related Party Transactions

There are transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC's separate accounts represent investments for which CGLIC has fiduciary responsibility. Investment in the Fixed Income Fund represents participation in the general account assets of CGLIC. CGLIC is the Plan's recordkeeper.

Note 6 - Subsequent Event

CIGNA acquired Healthsource, Inc. in June 1997. In February 1998, assets of approximately $45 million were transferred into the Plan from the Healthsource Retirement Savings Plan.

                                      -11-                               11-K-15

                             SUPPLEMENTAL SCHEDULES

























                                                                         11-K-16


                                               SAVINGS AND INVESTMENT PLUS PLAN

                                       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                   As of December 31, 1997

                                                    (Dollars in thousands)

                                                                                                                   Current
   Identity of Party                               Description                                   Cost               Value
   ------------------       ----------------------------------------------------------       --------------     --------------

   CGLIC                    Fixed Income Fund                                              $       886,053    $       886,053

   CIGNA                    CIGNA Stock Fund
                                CIGNA common stock- 935,310 shares                                  97,611            161,224
                                Short-term investments                                                  76                 76

   CGLIC                    Fidelity Advisor Growth Opportunities Fund                             191,440            300,218

   CGLIC                    Stock Market Index Fund                                                101,783            144,841

   CGLIC                    Founders Growth Fund                                                    39,624             44,028

   CGLIC                    International Equity Fund                                               29,483             29,733

   CGLIC                    Warburg Pincus Advisor Emerging Growth Fund                             25,230             28,040

   CGLIC                    INVESCO Total Return Fund                                               21,131             28,036

   CGLIC                    Participant Loans
                                 (5.14% to 12.95%; maturity 1998-2007)                                                 50,648
                                                                                                                -------------

                                 Total assets held for investment purposes                                          1,672,897

                            Investment income receivable (CIGNA Stock Fund)                                               770
                                                                                                                -------------

                                 Net assets available for benefits                                              $   1,673,667
                                                                                                                =============

                                                             -13-                                                     11-K-17

                                            SAVINGS AND INVESTMENT PLUS PLAN

                                           SCHEDULE OF REPORTABLE TRANSACTIONS

                                          For the Year Ended December 31, 1997

                                                     (In thousands)

                                                                                             Sales
                                                                         ------------------------------------------------
  Party Involved          Description of Asset           Purchases          Proceeds           Cost            Net Gain
-------------------    ----------------------------     ------------     -------------     ------------      ------------

CGLIC                  Fixed Income Fund              $     136,857    $      200,626    $     200,626     $           -

CIGNA                  CIGNA Stock Fund                      46,352            27,521           15,533            11,988

CGLIC                  Fidelity Advisor Growth
                       Opportunities Fund                    67,567            60,268           42,192            18,076

CGLIC                  Stock Market Index Fund               61,411            32,915           23,220             9,695

                                                          -14-
                                                                                                                 11-K-18

                                        SAVINGS AND INVESTMENT PLUS PLAN

                                          SCHEDULE OF LOANS IN DEFAULT

                                            As of December 31, 1997

                                                 (In thousands)

                           Original                  Amounts Received                 Unpaid
                          Amounts of                   During 1997                  Balances at          Amounts
      Obligor                Loans            Principal           Interest          End of Year          Overdue
---------------------   ----------------    -----------------------------------   --------------      -------------

 Various                     $ 720               $ 13                $ 2               $ 381              $ 381








                                                      -15-                                              11-K-19

                                    Exhibits
                                    --------

Exhibits are listed in the Index to Exhibits appearing on page E-1.



                                   Signatures
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                SAVINGS AND INVESTMENT PLUS PLAN



Date: June 29, 1998                         By: /s/ Stewart M. Beltz
                                                --------------------
                                                Stewart M. Beltz
                                                Plan Administrator



                                                                         11-K-20

                                Index to Exhibits



                                                                  Method of
Number                         Description                          Filing


  23                           Consent of                       Filed herewith
                               Independent
                               Accountants

                                      -E-1-